082-03696 m·real

M-real Corporation Stock Exchange Announcement 24 August 2006 at 2.30 p.m.

NOTICE PURSUANT TO THE SECURITIES MARKET ACT, CHAPTER 2, SECTION 10: SHAREHOLDING OF HERMES FOCUS ASSET MANAGEMENT EUROPE LTD. IN M-REAL CORPORATION HAS INCREASED

According to the information received by M-real Corporation, the shareholding of Hermes Focus Asset Management Europe Ltd. has on 23 August, 2006 increased to 5.10 percent of the share capital and to 2.25 percent of the voting rights of M-real Corporation.

In total, Hermes Focus Asset Management Europe Ltd. owns 16,743,610 M-real Corporation's A- and B-shares.

M-REAL CORPORATION

Corporate Communications


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